Exhibit 99.5

Satyam Computer Services Limited

Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.

Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Statement on Significant Accounting Policies

a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

Satyam Computer Services Limited

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii) Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last

Satyam Computer Services Limited

used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

Satyam Computer Services Limited

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise

Satyam Computer Services Limited

price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year/period in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at June 30, 2004

Rs. in lakhs

		As at	As at	As at
	Schedule	30.06.2004	30.06.2003	31.03.2004
	Reference	(Unaudited)	(Unaudited)	(Audited)
I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	15,437.20	6,290.86	10,892.03
(b) Share application money, pending allotment		21.68	—	18.62
(c) Reserves and Surplus	2	272,050.36	224,808.05	254,458.23

		287,509.24	231,098.91	265,368.88
2. Loan Funds
(a) Secured Loans	3	972.68	898.15	819.90
(b) Unsecured Loans		—	696.75	—

		288,481.92	232,693.81	266,188.78

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		89,696.37	82,076.51	87,612.17
(b) Less: Depreciation		62,634.32	52,320.59	60,037.13

(c) Net Block		27,062.05	29,755.92	27,575.04
(d) Capital Work in Progress		4,211.06	2,764.65	3,149.64

		31,273.11	32,520.57	30,724.68
2. Investments	5	11,313.72	9,933.74	9,647.06
3. Deferred Tax Assets (net)	6	633.65	500.97	529.31
4. Current Assets, Loans and Advances
(a) Inventories	7	32.81	91.42	48.78
(b) Sundry Debtors	8	67,100.48	51,659.41	59,933.94
(c) Cash and Bank Balances	9	199,836.14	158,725.15	182,458.42
(d) Loans and Advances	10	8,289.01	6,237.46	7,763.73
(e) Other Current Assets
- Interest Accrued on Fixed Deposits		11,025.48	3,489.85	9,147.33

		286,283.92	220,203.29	259,352.20
Less: Current Liabilities and Provisions
(a) Liabilities	11	23,816.14	16,674.67	18,134.60

(b) Provisions	12	17,206.34	13,790.09	15,929.87

		41,022.48	30,464.76	34,064.47

Net Current Assets		245,261.44	189,738.53	225,287.73

		288,481.92	232,693.81	266,188.78

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President - Finance	& Company Secretary

Place : Secunderabad
Date : July 22, 2004

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter ended June 30, 2004

Rs. in lakhs

		Quarter ended	Quarter ended	Year Ended
	Schedule	30.06.2004	30.06.2003	31.03.2004
	Reference	(Unaudited)	(Unaudited)	(Audited)
Income
Services
- Exports		74,577.89	55,301.30	248,835.63
- Domestic		3,407.71	1,270.07	7,213.56
Other Income	13	3,087.36	1,077.85	7,507.32

		81,072.96	57,649.22	263,556.51

Expenditure
Personnel Expenses	14	43,974.29	27,989.79	134,550.61
Cost of Software and Hardware sold	15	23.01	20.51	81.65
Operating and Administration Expenses	16	14,580.13	12,523.07	53,690.22
Financial Expenses	17	23.08	25.90	102.16
Depreciation		2,705.39	2,975.53	11,502.02
Miscellaneous Expenditure Written Off		222.54	11.21	373.32

		61,528.44	43,546.01	200,299.98

Profit Before Taxation		19,544.52	14,103.21	63,256.53
Provision for Taxation - Current		3,112.00	2,354.56	10,809.81
- Deferred		(104.34)	(156.37)	(184.71)
- Earlier years		(1.40)	—	0.84

Profit After Taxation and Before share of loss in associate company		16,538.26	11,905.02	52,630.59
Share of loss in associate company		(163.65)	(701.01)	(1,292.02)
Profit After Taxation and share of loss in associate company		16,374.61	11,204.01	51,338.57
Add: Balance brought forward from previous year		79,675.28	48,632.45	48,632.45

Profit Available for Appropriation		96,049.89	59,836.46	99,971.02
Appropriations :
Interim Dividend (2004 - Rs. 1.20 per Equity Share of Rs. 2 each)		—	—	3,779.19
Final Dividend (2004 - Rs. 2.80 per Equity Share of Rs. 2 each)		—	—	8,892.93
Tax on distributed profits		—	—	1,623.62
Transfer to General Reserve		—	—	6,000.00

Balance carried to Balance Sheet		96,049.89	59,836.46	79,675.28

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		5.17	3.56	16.29
Diluted		5.09	3.56	16.04
No. of Shares used in computing Earnings Per Share
Basic		316,578,367	314,542,800	315,080,584
Diluted		321,428,137	314,850,759	320,133,536
Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President - Finance	& Company Secretary

Place : Secunderabad
Date : July 22, 2004

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

1.	Share Capital

Rs. in lakhs

	Quarter ended	Quarter ended	Year Ended
	30.06.2004	30.06.2003	31.03.2004
	(Unaudited)	(Unaudited)	(Audited)
Authorised :
37,50,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00	7,500.00
100,000,000, (June 30, 2003 - Nil; March 31, 2004 - 100,000,000) Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	10,000.00	—	10,000.00

Issued and Subscribed :
316,809,901 (June 30, 2003 - 314,542,800; March 31, 2004 - 316,251,710) Equity Shares of Rs. 2 each fully paid-up	6,336.20	6,290.86	6,325.03
91,009,999 (June 30, 2003 - Nil; March 31, 2004 - 45,669,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	9,101.00	—	4,567.00
(Refer note (c) of Schedule 18)

	15,437.20	6,290.86	10,892.03

Out of the above:

4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

33,671,040 (June 30, 2003 - 33,350,000; March 31, 2004 - 33,639,972) Equity Shares of Rs. 2 each fully paid-up represent 16,835,520 (June 30, 2003 - 16,675,000; March 31, 2004 - 16,819,986) American Depository Shares

2,269,901 (June 30, 2003 - 2,800; March 31, 2004 - 1,711,710) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan - B and Associate Stock Option Plan (ADS )

2.	Reserves and Surplus

Share Premium Account
As at the commencement of the year	82,492.33	78,711.38	78,711.38
Add: Received on account of issue of ADS / ASOP	1,190.85	—	3,780.95

	83,683.18	78,711.38	82,492.33

Capital Reserve
As at the commencement of the year	71,866.60	71,890.49	71,890.49
Gain/(loss) on dilution in share holding of associate company	40.25	(3.89)	(23.89)

	71,906.85	71,886.60	71,866.60

General Reserve
As at the commencement of the year	20,804.88	14,804.88	14,804.88
Add : Transfer from the Profit and Loss Account	—	—	6,000.00

	20,804.88	14,804.88	20,804.88

Currency Translation Reserve	(487.72)	(515.10)	(473.90)
Employee Stock Options
Employee Stock Options Outstanding	93.58	94.02	93.58
Less: Deferred Employee Compensation	0.30	10.19	0.54

	93.28	83.83	93.04

Balance in Profit and Loss Account	96,049.89	59,836.46	79,675.28

	272,050.36	224,808.05	254,458.23

3.	Secured Loans

Working Capital Loans	12.94	185.32	47.75
Vehicle Loans	959.74	712.83	772.15

	972.68	898.15	819.90

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

4. Fixed Assets

Rs. in lakhs

	GROSS BLOCK
	Cost			Cost
DESCRIPTION	01.04.2004	Additions	Deletions	30.06.2004
1. Goodwill	1,572.45	—	—	1,572.45
2. Land & Land Development
-Freehold*	1,813.90	142.86	—	1,956.76
-Leasehold	813.30	—	—	813.30
3. Buildings**	5,211.38	—	—	5,211.38
4. Plant and Machinery (Including Computers)	61,665.09	1,556.71	0.76	63,221.04
5. Office Equipment	1,343.43	60.55	—	1,403.98
6. Furniture, Fixtures and Interiors	13,201.14	201.05	—	13,402.19
7. Vehicles	1,991.48	294.98	171.19	2,115.27

Total	87,612.17	2,256.15	171.95	89,696.37

As at 30.06.2003	80,601.44	1,623.99	148.92	82,076.51

[Additional columns below]

[Continued from above table, first column(s) repeated]

	DEPRECIATION					NET BLOCK
	As at	For the		As at	As at	As at
DESCRIPTION	01.04.2004	period@	Deletions	30.06.2004	30.06.2004	31.03.2004
					(Unaudited)	(Audited)
1. Goodwill	—	—	—	—	1,572.45	1,572.45
2. Land & Land Development
-Freehold*	—	—	—	—	1,956.76	1,813.90
-Leasehold	1.56	0.11	—	1.67	811.63	811.74
3. Buildings**	859.31	46.43	—	905.74	4,305.64	4,352.07
4. Plant and Machinery (Including Computers)	47,121.81	2,113.23	0.76	49,234.28	13,986.76	14,543.28
5. Office Equipment	906.33	50.37	—	956.70	447.28	437.10
6. Furniture, Fixtures and Interiors	10,430.60	388.76	—	10,819.36	2,582.83	2,770.54
7. Vehicles	717.52	107.18	108.13	716.57	1,398.70	1,273.96

Total	60,037.13	2,706.08	108.89	62,634.32	27,062.05	27,575.04

As at 30.06.2003	49,434.80	2,975.53	89.74	52,320.59	29,755.92

*	Includes Rs. 77.67 lakhs ( June 30, 2003 - Nil; March 31, 2004 - Nil) in respect of which deed of conveyance is pending { Refer note (f) of Schedule 18}.

**	Includes Rs.1,414.84 lakhs (June 30, 2003 - Rs. 382.73 lakhs; March 31, 2004 - Rs.1,414.84 lakhs) constructed on leasehold land.

@	Depreciation for the period includes Rs. 0.69 lakhs considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

5.	Investments

Rs. in lakhs

	As at 30.06.2004		As at 30.06.2003		As at 31.03.2004
	(Unaudited)		(Unaudited)		(Audited)
a) Long Term
i) Trade (Unquoted )
Investment in Associate Companies
Sify Limited		8,311.70		9,833.74		8,435.10
11,182,600 (June 30, 2003 - 12,182,600; March 31, 2004 -
11,182,600) Equity Shares of Rs. 10 each, fully paid-up
Other Investments
Jasdic Park Company	75.18		75.18		75.18
(480 Shares of J Yen 50,000 each, fully paid-up)
Less: Received on liquidation	26.31		26.31		26.31
Less : Provision for diminution	48.87	—	48.87	—	48.87	—

Intouch Technologies Limited	1,090.18		1,090.18		1,090.18
(833,333 Shares of 20 US cents each, fully paid-up)
Less : Provision for diminution	1,090.18	—	1,090.18	—	1,090.18	—

Medbiquitious Services Inc.,	157.08		157.08		157.08
(3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)
Less : Provision for diminution	157.08	—	157.08	—	157.08	—

Avante Global LLC.,	254.36		254.36		254.36
(577,917 class ‘A’ units representing a total value of US Dollars 540,750, fully paid-up )
Less : Provision for diminution	254.36	—	254.36	—	254.36	—

ii) Non Trade (Unquoted)
National Savings Certificates,VIII Series
(Lodged as security with government authorities)		0.16		—		0.16
b) Current Investments (Other than trade - Quoted)
Birla Cash Plus Retail Plan		500.29		—		—
3,060,668 units of Rs.10 each fully paid-up
(Purchased during the period)
HSBC Cash Fund		500.31		—		—
4,792,927 units of Rs. 10 each fully paid-up
(Purchased during the period)
HDFC Cash management Fund		500.32		—		—
4,703,844 units of Rs. 10 each fully paid-up
(Purchased during the period)
Prudential ICICI Institutional Liquid Fund		1,000.65		—		—
8,444,132 units of Rs. 10 each fully paid-up
(Purchased during the period)
Templeton India Floating Rate Fund		500.29		—		707.45
5,000,329 (June 30, 2003 - Nil; March 31, 2004 - 7,069,648) units of Rs. 10 each fully paid-up
(Sold 2,069,319 units during the period)
Templeton India Treasury Management		—		—		504.35
Nil (June 30, 2003 - Nil; March 31, 2004 - 33,357) units of Rs. 10 each fully paid-up
(Sold during the period)
UTI Liquid Cash Plan - Income Option		—		100.00		—
Nil ( June 30, 2003 -1,000,000 ; March 31, 2004 - Nil) units of Rs. 10 each fully paid-up

		11,313.72		9,933.74		9,647.06

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

6.	Deferred Tax Assets/(Liabilities)

Rs. in lakhs

	Quarter ended	Quarter ended	Year Ended
	30.06.2004	30.06.2003	31.03.2004
	(Unaudited)	(Unaudited)	(Audited)
Debtors	814.42	689.98	782.81
Advances	74.55	74.04	74.55
Fixed Assets	(1,070.02)	(863.01)	(1,076.15)
Others	814.70	599.96	748.10

	633.65	500.97	529.31

7.	Inventories

Traded software and hardware	32.81	91.42	48.78

	32.81	91.42	48.78

8.	Sundry Debtors (Unsecured)

Considered good *
(a) Over six months old	1,922.53	1,414.85	1,533.84
(b) Other debts	65,177.95	50,244.56	58,400.10

	67,100.48	51,659.41	59,933.94
Considered doubtful	6,418.67	4,599.44	5,919.17

	73,519.15	56,258.85	65,853.11
Less: Provision for doubtful debts	6,418.67	4,599.44	5,919.17

	67,100.48	51,659.41	59,933.94

*	Debtors include Unbilled Revenue Rs. 3,927.63 lakhs (June 30, 2003 - Rs. 2,595.76 lakhs; March 31, 2004 - Rs.1,031.85 lakhs)

9.	Cash and Bank Balances*

Cash and Cheques on hand	19.58	16.07	9.04
Balances with Scheduled Banks
- On Current accounts	46,506.44	30,936.29	31,771.81
- On Deposit accounts	147,613.82	124,139.06	147,042.95
Unclaimed Dividend Accounts	351.07	256.67	359.11
Balances with Non-Scheduled Banks**
- on Current Accounts	5,345.08	2,025.85	3,182.78
- on Deposit Accounts	0.15	1,351.21	92.73

	199,836.14	158,725.15	182,458.42

*	Includes unutilised amount of ADS issue proceeds - Rs. 39,214.12 lakhs (June 30, 2003 - Rs. 41,096.24 lakhs; March 31, 2004 - Rs. 39,214.12 lakhs)

**	Refer note (g) of Schedule 18

10.	Loans and Advances

(Considered good unless otherwise stated)

Loans and Advances
Secured - Loans	29.39	50.93	30.30
Unsecured - Advances recoverable in cash or in kind or for value to be received	5,003.35	3,806.63	4,688.30
- Deposits	3,256.27	2,379.90	3,045.13
Considered doubtful - Advances	1,401.28	1,252.69	1,374.17

	9,690.29	7,490.15	9,137.90
Less: Provision for doubtful advances	1,401.28	1,252.69	1,374.17

	8,289.01	6,237.46	7,763.73

11.	Liabilities

Sundry Creditors
- Dues to small scale industrial undertakings	—	—	—
- Dues to other than small scale industrial undertakings	18,553.62	12,959.30	13,185.00
Advances from Customers	183.46	538.34	80.80
Unearned Revenue	782.68	833.56	822.50
Investor Education Protection Fund - Unclaimed Dividends	351.07	256.67	359.11
Other Liabilities	3,945.31	2,086.80	3,687.19

	23,816.14	16,674.67	18,134.60

12.	Provisions

Provision for Taxation (Less payments)	4,884.41	4,255.03	3,745.70
Proposed Dividend (Including tax thereon)	10,032.34	7,806.56	10,032.34
Provision for Post Project Execution Warranty	—	47.08	47.08
Provision for Gratuity and Leave Encashment	2,289.59	1,681.42	2,104.75

	17,206.34	13,790.09	15,929.87

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

13.	Other Income

Rs. in lakhs

	Quarter Ended	Quarter Ended	Year Ended
	30.06.2004	30.06.2003	31.03.2004
	(Unaudited)	(Unaudited)	(Audited)
Interest on Deposits - Gross
(Tax Deducted at Source Rs. 486.33 lakhs)
(June 30, 2003 - Rs. 426.02 lakhs; March 31, 2004 - Rs.1,907.38 lakhs)	2,374.85	2,096.68	9,338.13
Dividends from Current Investments - Trade	1.85	—	17.20
Profit on sale of current investments - Trade	6.35	2.76	3.67
Profit on sale of Long Term Investments	—	—	1,168.19
Loss on exchange fluctuations (net)	586.91	(1,069.91)	(3,169.96)
Provision no longer required written back	47.08	26.31	26.64
Miscellaneous Income	70.32	22.01	123.45

	3,087.36	1,077.85	7,507.32

14. Personnel Expenses

Salaries and bonus	41,084.90	26,246.60	126,030.91
Contribution to Provident and other funds	2,692.29	1,612.21	7,748.00
Staff welfare expenses	196.86	127.68	759.16
Employee stock compensation expense	0.24	3.30	12.54

	43,974.29	27,989.79	134,550.61

15. Cost of software and hardware sold

Opening inventory	48.78	111.12	111.12
Add: Purchases (net of returns)	7.04	0.81	19.31
Less: Closing inventory	32.81	91.42	48.78

	23.01	20.51	81.65

16. Operating and Administration Expenses

Rent	1,140.87	1,020.02	4,229.43
Rates and taxes	91.70	35.76	464.62
Insurance	288.17	321.61	1,543.97
Travelling and conveyance	4,221.34	3,699.83	16,159.06
Communication	1,214.27	1,148.02	4,480.40
Printing and stationery	163.75	129.55	395.17
Power and fuel	453.04	342.81	1,388.50
Advertisment	132.32	213.11	440.27
Marketing expenses	1,621.16	1,230.85	4,962.88
Repairs and maintenance
- Buildings	28.86	22.53	124.81
- Machinery	255.12	145.51	655.47
- Others	225.15	199.41	1,196.97
Security services	46.94	33.70	155.91
Legal and professional charges	2,018.40	1,427.80	7,222.13
Provision for doubtful debts and advances	525.80	213.64	1,787.51
Loss on sale of Fixed assets (net)	42.80	40.72	122.08
Directors’ sitting fees	0.70	0.30	1.75
Auditors’ remuneration	19.80	16.95	89.02
Donations and contributions	5.87	5.89	19.98
Subscriptions	70.87	59.49	313.61
Training and development	264.06	191.13	760.97
Research and development	114.58	84.26	291.00
Software charges	592.30	883.03	2,516.10
Managerial Remuneration
- Salaries	8.70	8.70	34.80
- Commission	12.00	—	46.80
- Contribution to P.F.	1.04	1.04	4.18
- Others	4.15	4.67	19.28
Visa charges	420.98	462.84	1,985.11
Miscellaneous expenses	595.39	579.90	2,278.44

	14,580.13	12,523.07	53,690.22

17. Financial Expenses

Interest on working capital loans	2.26	4.95	16.53
Other finance charges	20.82	20.95	85.63

	23.08	25.90	102.16

Satyam Computer Services Limited

18.	Notes to Accounts

a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

			Extent of Holding
		Country of	(%) as at June 30,
Sl. No.	Name of the Company	Incorporation	2004
	Subsidiaries :
1.	Nipuna Services Limited	India	100.00
2.	Satyam Asia Pte Limited	Singapore	100.00
3.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
4.	Satyam (Europe) Limited	UK	100.00
5.	Satyam Manufacturing Technologies, Inc.	USA	100.00
	Associate :
6.	Sify Limited	India	31.91
	Joint Ventures :
7.	CA Satyam ASP Private Limited	India	50.00
8.	Satyam-Venture Engineering Services Private Limited	India	50.00

i.) Holding in Sify Limited changed from 32.04% to 31.91% since March 31, 2004.

ii.) The reporting date for all the above companies is March 31 except Satyam Manufacturing Technologies, Inc. and Satyam Computer Services (Shanghai) Co. Ltd., for which the reporting date is December 31.

b)	Associate Stock Option Schemes

Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options).

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 65,00,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held in May 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

Satyam Computer Services Limited

ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan – B” (ASOP - B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

Accordingly, options (net of cancellations) for a total number of 23,761,495 equity shares of Rs. 2 each were outstanding as at June 30, 2004 (June 30, 2003 – Rs. 15,863,778, March 31, 2004 – Rs. 17,510,481).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the year	17,510,481	14,464,148	14,464,148
Granted	7,138,806	1,457,558	5,110,799
Exercised	(527,123)	—	(1,418,938)
Cancelled	(360,669)	(57,928)	(645,528)
At the end of the period	23,761,495	15,863,778	17,510,481

iii)	Associate Stock Option Scheme (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADSs are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP(ADS).

Accordingly, options (net of cancellation) for a total number of 1,349,391 ADS (June 30, 2003 – Rs. 1,316,099, March 31, 2004 – Rs. 1,181,432) representing 2,698,782 equity shares of Rs. 2 each were outstanding as at June 30, 2004 (June 30, 2003 – Rs. 2,632,198, March 31, 2004 – Rs. 2,362,864).

Changes in number of options outstanding were as follows:

	Quarter ended June 30,		Year ended
Options	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
At the beginning of the year	1,181,432	1,263,275	1,263,275
Granted	184,694	52,824	127,343
Exercised	(15,534)	—	(144,986)
Cancelled	(1,201)	—	(64,200)
At the end of the period	1,349,391	1,316,099	1,181,432

Satyam Computer Services Limited

Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Quarter ended June 30,				Year ended
Particulars		2004		2003		March 31, 2004
		(Unaudited)		(Unaudited)		(Audited)
1.	Profit After Taxation and share of loss in associate company (Rs. in lakhs )
	- As reported (Rs. in lakhs)		16,374.61		11,204.01		51,338.57
	- Pro forma (Rs. in lakhs)		13,924.92		8,795.70		40,254.03
2.	Earnings per share:
	Basic
	- No. of shares		316,578,367		314,542,800		315,080,584
	- EPS as reported	Rs.	5.17	Rs.	3.56	Rs.	16.29
	- Pro forma EPS	Rs.	4.40	Rs.	2.80	Rs.	12.78
	Diluted
	- No. of shares		321,428,137		314,850,759		320,133,536
	- EPS as reported	Rs.	5.09	Rs.	3.56	Rs.	16.04
	- Pro forma EPS	Rs.	4.33	Rs.	2.79	Rs.	12.57

     The following assumptions were used for calculation of fair value of grants:

	Quarter ended June 30,		Year ended
	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
Dividend yield	0.61%	0.61%	0.61%
Expected volatility	69.00%	69.00%	69.00%
Risk-free interest rate	7.00%	8.00%	7.00%
Expected term	2.38 years	2.82 years	2.84 years

Stock Option Scheme of Nipuna

In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) be issued to employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

During the period ended June 30, 2004, Nipuna Services granted options for 201,578 Equity shares at weighted average exercise price of Rs. 80 being the fair market value per share.

c)	Convertible Redeemable Cumulative Preference Shares

Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services Limited

d)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

e)	Secured Loans

Working capital loans taken by joint venture companies are secured by way of first charge by hypothecation of all moveable assets forming part of their current assets, both present and future.

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

f)	Land

In May 2004, Satyam Computer Services has entered an agreement of sale to acquire land measuring two acres at Madhapur, Hyderabad with AP Industrial Infrastructure Corporation Limited. As per the agreement, Satyam Computer Services has paid an initial deposit and stamp duty of Rs.77.67 lakhs towards purchase of the land and the same has been disclosed as freehold land. On satisfaction of certain terms and conditions laid down in the agreement, the land shall be sold to Satyam Computer Services after payment of differential stamp duty, if any. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

g)	Balances with non-scheduled banks

Rs. in lakhs

		Balance as at
Name of the Bank	June 30, 2004	June 30, 2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
Balances with Non-Scheduled Banks on Current
Accounts
ANZ Grindlays Bank, New York	0.08	1.41	1.41
Banque National De Paris, Spain	62.97	—	44.61
Banque National De Paris, Taipei	80.48	—	32.36
BankOne, Canada	2.05	1.23	2.61
BankOne, Michigan	58.16	23.28	29.00
Citibank NA, Bangkok	93.63	—	179.28
Citibank NA, Chicago	3.99	3.21	3.81
Citibank NA, Dubai	26.69	52.57	40.68
Citibank NA, Hong Kong	10.40	9.85	6.38
Citibank NA, Kuala Lumpur	316.52	19.76	138.46
Citibank NA, London	863.60	13.64	73.26
Citibank NA, New York	32.67	4.48	159.29
Citibank NA, Seoul	237.40	16.82	254.29
Citibank NA, Singapore	74.25	135.57	30.16
Citibank NA, Sydney	583.89	146.77	187.16
Citibank NA, Toronto	171.30	3.06	199.97
Commerce Bank, New York	0.24	201.38	0.23
Dresdner Bank, Saarbruecken	76.62	23.44	19.85
First Union National Bank, Atlanta	234.99	0.18	202.16
First Union National Bank, New Jersey	376.75	305.66	51.67
Hong Kong and Shanghai Banking Corporation, London	1,147.03	14.33	887.09
Hong Kong and Shanghai Banking Corporation, Shanghai	3.79	67.04	68.11
Hong Kong and Shanghai Banking Corporation, Tokyo	640.96	286.06	370.36
KBC Bank N V, Brussels	62.89	43.27	54.70
Lloyds TSB, Basingstoke	—	137.45	—
Mitsui Sumitomo Bank, Tokyo	27.61	154.98	7.72
Pudong Development Bank, Shanghai	—	0.03	0.22
United Bank, Vienna	156.11	224.53	137.94
United Overseas Bank, Singapore	—	135.85	—
Woori Bank, Korea	0.01	—	—

	5,345.08	2,025.85	3,182.78

Satyam Computer Services Limited

Rs. in lakhs

Continued...

		Balance as at
Name of the Bank	June 30, 2004	June 30, 2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
Balances held on Deposit Accounts
Bank of China, Shanghai	0.15	—	0.47
Banque National De Paris, Dubai	—	1,332.00	—
Lloyds TSB, Basingstoke	—	19.21	92.26

	0.15	1,351.21	92.73

h)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam Computer Services. Upto March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and Software Products subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT Services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	Software Products, product development and creation of propriety software.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Satyam’s operating segment information for the quarter ended June 30, 2004 and 2003 and year ended March 31, 2004 are as follows:

Business Segment

Rs. in lakhs

	Quarter ended June 30, 2004 (Unaudited)
Description	IT Services	BPO	Software Products	Elimination	Consolidated Total
Revenue
Sales to external customers	77,535.56	450.04	—	—	77,985.60
Inter Segment Sales	461.79	250.62	—	(712.41)	—

Total Revenue	77,997.35	700.66	—	(712.41)	77,985.60
Segment result–Profit/(Loss)	17,264.16	(783.92)	—	—	16,480.24
Interest expense	22.35	0.73	—	—	23.08
Other income	3,068.79	18.57	—	—	3,087.36
Income taxes	3,006.26	—	—	—	3,006.26

Profit/(Loss) from ordinary activities	17,304.34	(766.08)	—	—	16,538.26
Share of loss in associate company	(163.65)	—	—	—	(163.65)

Profit/(Loss) after Tax and share of loss in associate company	17,140.69	(766.08)	—	—	16,374.61

Satyam Computer Services Limited

Rs. in lakhs

	Quarter ended June 30, 2004 (Unaudited)
Description	IT Services	BPO	Software Products	Elimination	Consolidated Total
Other Segment Information
Capital Expenditure	1,990.59	1,342.89	—	—	3,333.48
Depreciation	2,618.58	86.81	—	—	2,705.39
Non-cash expenses other
than depreciation	520.26	1.50	—	—	521.76

Rs. in lakhs

	Quarter ended June 30, 2003 (Unaudited)
Description	IT Services	BPO	Software Products	Elimination	Consolidated Total
Revenue
Sales to external customers	56,536.72	14.35	20.30	—	56,571.37
Inter Segment Sales	22.59	122.41	34.08	(179.08)	—

Total Revenue	56,559.31	136.76	54.38	(179.08)	56,571.37

Segment result–Profit/(Loss)	13,398.74	(232.27)	63.87	(179.08)	13,051.26
Interest expense	25.48	0.42	—	—	25.90
Other income	1,098.46	(3.60)	(17.01)	—	1,077.85
Income taxes	2,198.19	—	—	—	2,198.19

Profit/(Loss) from ordinary activities	12,273.53	(236.29)	46.86	(179.08)	11,905.02
Share of loss in associate company	(701.01)	—	—	—	(701.01)

Profit/(Loss) after Tax and share of loss in associate company	11,572.52	(236.29)	46.86	(179.08)	11,204.01

Other Segment Information
Capital Expenditure	1,442.59	78.89	—	—	1,521.48
Depreciation	2,935.06	34.01	6.46	—	2,975.53
Non-cash expenses other than depreciation	2,440.64	—	15.21	—	2,455.85

Rs. in lakhs

	Year ended March 31, 2004 (Audited)
Description	IT Services	BPO	Software Products	Elimination	Consolidated Total
Revenue
Sales to external customers	255,436.38	588.61	24.20	—	256,049.19
Inter Segment Sales	165.97	503.68	34.08	(703.73)	—

Total Revenue	255,602.35	1,092.29	58.28	(703.73)	256,049.19

Segment result–Profit/(Loss)	57,859.24	(1,927.24)	(80.63)	—	55,851.37
Interest expense	98.28	3.88	—	—	102.16
Other income	7,510.29	18.16	(21.13)	—	7,507.32
Income taxes	10,625.10	0.84	—	—	10,625.94

Profit/(Loss) from ordinary activities	54,646.15	(1,913.80)	(101.76)	—	52,630.59
Share of loss in associate company	(1,292.02)	—	—	—	(1,292.02)

Profit/(Loss) after Tax and share of loss in associate company	53,354.13	(1,913.80)	(101.76)	—	51,338.57

Other Segment Information
Capital Expenditure	7,272.15	1,115.92	—	—	8,388.07
Depreciation	11,293.98	177.84	30.20	—	11,502.02
Non-cash expenses other than depreciation	1,805.15	—	116.98	—	1,922.13

Satyam Computer Services Limited

     Particulars of Segment Assets and Liabilities

Rs. in lakhs

	As at June 30, 2004 (Unaudited)
					Consolidated
Description	IT Services	BPO	Software Products	Elimination	Total
Segment Assets	157,727.85	4,748.35	15.89	(3,574.51)	158,917.58
Investments	19,132.47	3,001.96	—	(10,820.71)	11,313.72
Bank Deposits	147,079.00	534.97	—	—	147,613.97
Other Assets	11,659.13	—	—	—	11,659.13

Total Assets	335,598.45	8,285.28	15.89	(14,395.22)	329,504.40

Segment Liabilities	35,320.29	913.59	3,478.70	(3,574.51)	36,138.07
Other Liabilities	5,796.18	60.91	—	—	5,857.09

Total Liabilities	41,116.47	974.50	3,478.70	(3,574.51)	41,995.16

Rs. in lakhs

	As at June 30, 2003 (Unaudited)
Description	IT Services	BPO	Software Products	Elimination	Consolidated Total
Segment Assets	128,730.03	845.54	355.83	(5,492.69)	124,438.71
Investments	19,027.65	—	—	(9,093.91)	9,933.74
Bank Deposits	125,472.17	18.10	—	—	125,490.27
Other Assets	3,990.82	—	—	—	3,990.82

Total Assets	277,220.67	863.64	355.83	(14,586.60)	263,853.54

Segment Liabilities	32,294.89	94.14	8.36	(5,492.69)	26,904.70
Other Liabilities	5,849.93	—	—	—	5,849.93

Total Liabilities	38,144.82	94.14	8.36	(5,492.69)	32,754.63

Rs. in lakhs

	As at March 31, 2004 (Audited)
Description	IT Services	BPO	Software Products	Elimination	Consolidated Total
Segment Assets	137,439.00	2,696.75	15.17	(6,357.05)	133,793.87
Investments	19,255.87	1,211.90	—	(10,820.71)	9,647.06
Bank Deposits	147,107.83	27.85	—	—	147,135.68
Other Assets	9,676.64	—	—	—	9,676.64

Total Assets	313,479.34	3,936.50	15.17	(17,177.76)	300,253.25

Segment Liabilities	32,739.36	457.76	3,478.70	(6,357.05)	30,318.77
Other Liabilities	4,533.90	31.70	—	—	4,565.60

Total Liabilities	37,273.26	489.46	3,478.70	(6,357.05)	34,884.37

Geographic Segment

Revenue attributable to location of customers is as follows:

Rs. in lakhs

	Quarter ended June 30,		Year ended
Geographic location	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
North America	52,751.04	43,572.83	187,689.01
Europe	11,859.74	7,337.44	35,186.33
Japan	1,575.07	956.40	4,997.17
India	3,407.71	1,270.07	7,213.56
Rest of the World	8,392.04	3,434.63	20,963.12

Total	77,985.60	56,571.37	256,049.19

Satyam Computer Services Limited

     Segment assets based on their location are as follows:

Rs. in lakhs

	Segment Assets			Addition to fixed assets
	As at June 30,		As at March 31,	Quarter ended June 30,		Year ended
Geographic location	2004	2003	2004	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
North America	48,395.95	41,557.88	71,496.33	58.61	91.61	321.73
Europe	2,956.01	8,431.91	13,095.39	15.52	7.82	28.00
Japan	971.82	1,477.64	1,628.85	—	5.23	5.23
India	103,769.61	67,212.60	38,443.82	3,139.77	1,210.75	7,481.82
Rest of the World	2,824.19	5,758.68	9,129.48	119.58	206.07	551.29

Total	158,917.58	124,438.71	133,793.87	3,333.48	1,521.48	8,388.07

i)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Associates: Sify Limited

Whole-time Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Thiagarajan.K (partly employed), Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, D. Subramaniam, V.Srinivas and G. Jayaraman.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in lakhs

	Quarter ended June 30,		Year ended
	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
Associates
Outsourcing	107.71	17.90	635.97
Fixed Assets	—	2.59	40.07
Other Services	4.53	0.81	14.34
Others
Advances	—	19.08	—

Balances:

Rs. in lakhs

	As at June 30,		As at March 31,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Associates
Accounts Receivable	—	15.28	15.91
Payables	195.08	9.85	201.84
Investments	8,311.70	9,833.74	8,435.10
Advances	76.14	98.33	74.31
Others
Advances	—	104.00	—

Satyam Computer Services Limited

Transactions with Whole-time Directors and Key Managerial Personnel

Rs. in lakhs

	Quarter ended June 30,		Year ended
	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
Remuneration to Whole-time Directors	13.89	14.41	93.06
Remuneration to Key Management Personnel	154.99	153.29	669.44
Advances to Key Management Personnel	75.69	—	—

Balances due to / from Directors and Key Managerial Personnel

Rs. in lakhs

	As at June 30,		As at March 31,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Remuneration payable to Whole-time Directors	22.10	22.62	22.10
Remuneration payable to Key Management Personnel	7.73	3.80	11.99
Advances due from Key Management Personnel	36.46	59.76	12.48

i)	Options granted and outstanding to the Key Management Personnel 1,887,411 {includes 401,300 options granted under ASOP - ADS} (June 30, 2003 – 2,093,040 {includes 426,000 options granted under ASOP ADS}, March 31, 2004 - 1,886,567 {includes 406,700 options granted under ASOP - ADS}).

j)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs

	Quarter ended June 30,		Year ended
	2004	2003	March 31, 2004
	(Unaudited)	(Unaudited)	(Audited)
Lease rentals (Refer Schedule 16)	1,140.87	1,020.02	4,229.43

	As at June 30,		As at March 31,
	2004	2003	2004
	(Unaudited)	(Unaudited)	(Audited)
Obligations on non-cancelable leases:
Not later than one year	843.32	877.31	814.68
Later than one year and not later than five years	2,139.17	2,039.50	2,217.97
Later than five years	355.07	313.91	376.51

Total	3,337.56	3,230.72	3,409.16

Satyam Computer Services Limited

k)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended June 30,		Year ended
		2004	2003	March 31, 2004
S. No	Particulars	(Unaudited)	(Unaudited)	(Audited)
Basic
1.	Opening no. of shares	316,251,710	314,542,800	314,542,800
2.	Total shares outstanding	316,578,367	314,542,800	315,080,584
3.	Profit After Taxation and share of loss in associate company (Rs. in lakhs )	16,374.61	11,204.01	51,338.57
4.	EPS	5.17	3.56	16.29
Diluted
5.	Stock options outstanding	4,849,770	307,959	5,052,952
6.	Total shares outstanding (including dilution)	321,428,137	314,850,759	320,133,536
7.	EPS	5.15	3.56	16.04

l)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs. in lakhs

	Quarter ended June 30,		Year ended
	2004	2003	March 31, 2004
Description	(Unaudited)	(Unaudited)	(Audited)
Income from Sales and Services	565.13	631.11	2,294.56
Other Income	11.66	9.34	45.56

Total	576.79	640.45	2,340.12

Personnel expenses	285.40	442.49	1,469.17
Other expenses	166.31	175.15	994.10
Interest	2.83	5.36	23.39
Depreciation	9.25	43.42	177.00

Total	463.79	666.42	2,663.66

Net Income/(Loss)	113.00	(25.97)	(323.54)

Secured Loans	22.80	192.38	58.64
Fixed Assets	231.56	246.43	202.37
Inventories	32.81	91.42	48.78
Sundry Debtors	1035.11	935.48	1045.96
Cash and Bank Balances	151.45	244.08	161.37
Loans and Advances	449.83	213.42	308.46
Interest Accrued on Fixed Deposit	1.24	4.54	1.38
Current Liabilities	774.12	577.90	709.91
Provisions	31.91	13.61	29.01

m)	Commitments and Contingencies

i)	Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna Services to the investors on redemption of the said Preference Shares. Further Satyam Computer Services is required to subscribe to

Satyam Computer Services Limited

Convertible Debentures amounting to US$ 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna Services into Ordinary Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 2,146.48 lakhs (June 30, 2003 – Rs. 956.78 lakhs, March 31, 2004 Rs. 2,363.09 lakhs).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 4,259.00 lakhs (June 30, 2004 – Rs. 2,960.54 lakhs, March 31, 2004 - Rs. 1,915.63 lakhs).

iv)	Forward Contracts outstanding Rs. 49,651.20 lakhs (Equivalent US$ 107,750,000) {June 30, 2003 - Rs. 21,082.12 lakhs (Equivalent US$ 44,500,000), March 31, 2004 - Rs. 19,580.00 lakhs (Equivalent US$ 44,500,000)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 2,453.28) lakhs (June 30, 2003 – Rs. 131.83 lakhs, March 31, 2004 – Rs. 1,235.35 lakhs).

v)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 1.72 lakhs (June 30, 2003 – Rs. Nil, March 31, 2004 – Rs. 1.05 lakhs).

n)	Reclassification

Figures for the corresponding period wherever necessary have been regrouped, recast, and rearranged to conform to those of the current period.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the quarter ended June 30, 2004

Rs. in lakhs

		Quarter Ended	Quarter Ended	Year Ended
		30.06.2004	30.06.2003	31.03.2004
		(Unaudited)	(Unaudited)	(Audited)
A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	17,142.34	12,076.82	54,114.50
	Depreciation	2,705.39	2,975.53	11,502.02
	Loss on sale of Fixed Assets	42.80	40.72	122.08
	Dividend income on Current Investments	(1.85)	—	(17.20)
	Profit on sale of Long term Investments	—	—	(1,168.19)
	(Increase)/Decrease in Inventories	15.97	19.70	62.34
	(Increase)/Decrease in Sundry Debtors	(7,166.54)	(2,507.77)	(10,782.30)
	(Increase)/Decrease in Loans and Advances	(525.28)	(712.63)	(1,543.94)
	Increase/(Decrease) in Current Liabilities and Other Provisions	5,866.38	478.45	1,666.77
	Income Taxes Paid	(1,971.89)	(5,745.28)	(14,710.70)
	Exchange differences on translation of foreign currency cash and cash equivalents	(1,865.59)	575.60	1,811.80

	Net Cash Flow from Operating Activities	14,241.73	7,201.14	41,057.18

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(3,333.48)	(1,521.48)	(8,388.07)
	Purchase of Long Term Investments	—	—	(0.16)
	Purchase of Current Investments	—	(100.00)	(600.00)
	Proceeds from liquidation/sale of Long term Investment	—	26.31	1,982.14
	Proceeds from sale of Fixed Assets	20.26	18.46	73.05
	Proceeds from sale of Current Investments	6.35	102.76	603.67
	Long term deposits with scheduled banks	—	—	(20,891.25)
	Dividend income on Current Investments	1.85	—	17.20
	Interest Income Received	496.70	449.95	2,029.34
	Interest on ADS Deposits	—	9.52	14.10

	Net Cash used for Investing Activities	(2,808.32)	(1,014.48)	(25,159.98)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital	5,717.40	—	8382.09
	Receipt of Share Application money pending allotment	21.68	—	18.62
	Proceeds from Secured Loans	335.11	393.88	1,068.25
	Repayment of Secured Loans	(182.33)	(248.53)	(1,001.16)
	Repayment of Unsecured Loan	—	(491.75)	(1,188.50)
	Financial Expenses Paid	(23.08)	(25.90)	(102.16)
	Dividends Paid	—	—	(12,069.96)

	Net Cash Flow from Financing Activities	5,868.78	(372.30)	(4,892.82)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	1,865.59	(575.60)	(1,811.80)
	Net Increase in Cash and Cash equivalents during the period	19,167.78	5,238.76	9,192.58
	Cash and Cash equivalents at the beginning of the year	39,524.70	30,332.12	30,332.12

	Cash and Cash equivalents at the end of the period	58,692.48	35,570.88	39,524.70

	Supplementary Information
	Cash and Bank Balances as per Balance sheet	199,836.14	158,725.15	182,458.42
	Add: Current Investments in Mutual Funds considered as cash equivalents	3,001.86	100.00	1,211.80
	Less: Long Term Deposits with Scheduled Banks considered as Investments	144,145.52	123,254.27	144,145.52

	Balance considered for Cash Flow Statement	58,692.48	35,570.88	39,524.70

for and on behalf of Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director & Sr. Vice President - Finance	Vice President (Corp. Affairs) & Company Secretary

Place : Secunderabad
Date : July 22, 2004